PRIMARY METALS INC.

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 2007
WASH. D.C. 186

July 4, 2007

Securities & Exchange Commission
100 F Street NE
Washington, DC
USA 20549

07025236

SUPPL

Attention: Filing Desk

Re: File No. 82-35031

Please find enclosed copies of the following documents:

- News Releases dated:

  May 29, 2007
  June 13, 2007

- Form 51-102F3 Material Change Report dated May 29, 2007

- Material Document (Terms of Purchase) dated May 16, 2007

PROCESSED
JUL 18 2007
THOMSON FINANCIAL

Yours sincerely,

per L. Stefan

James Robertson
Director

7/17

Suite 306
850 Hastings St. W
Vancouver BC
Canada V6C 1E1
Telephone
604.669.8988
Fax
604.669.2744

82-35031

PRIMARY METALS INC.

NEWS RELEASE

Primary Metals Announces Agreement to Terminate Revenue Sharing

May 29, 2007 **Symbol: PMI – TSX Venture**

VANCOUVER, BRITISH COLUMBIA - Primary Metals Inc. (TSXV: PMI) ("Primary" or the "Company") is pleased to announce that together with its wholly-owned subsidiary, Beralt Tin & Wolfram (Portugal) S.A.R.L. ("Beralt"), the Company has reached agreement with Almonty LLC ("Almonty") for the termination, effective June 1, 2007, of Almonty's rights under a May 2005 agreement pursuant to which Almonty is entitled to share in Beralt's revenues from the sale of tungsten concentrate produced by Beralt's Panasqueira tungsten mine in Portugal. Under the May 2005 agreement, Almonty has been receiving approximately C$240,000 per month from concentrate sales revenue.

In exchange for the termination of Almonty's rights under the 2005 agreement, Beralt has agreed to pay Almonty total consideration of C$3,000,000, consisting of C$2,000,000 in cash and C$1,000,000 by the issuance to Almonty of 437,981 shares in the capital of the Company. The number of shares was determined by dividing C$1,000,000 by $2.2832, which is the volume-weighted average trading price of the Company's shares on the TSX Venture Exchange in the 10 trading days prior to today's announcement of the transaction.

The agreement is subject to approval by the Exchange, and by the holders of a majority of the Company's shares other than those held by Almonty and its affiliates and any other person acting jointly or in concert with them. The agreement is expected to be placed before the Company's shareholders for approval at the Company's annual general meeting of shareholders which is expected to be held by mid-September, 2007. Assuming the termination agreement is approved by the Company's shareholders and the Exchange by that date, closing is expected to occur within three business days of the meeting.

Background to the 2005 Agreement

Under the 2005 agreement, Almonty agreed to provide Beralt with a US$500,000 convertible loan facility, assume 50 percent of Beralt's obligations under a capital lease of mining equipment, assist Beralt in securing a new long-term sales contract with the purchaser of tungsten concentrate from the mine, and assist Beralt to secure additional capital as necessary for the improvement of the mine, in consideration for which Beralt agreed to share equally with Almonty the increase, if any, in revenues realized by Beralt under the new sales contract compared to the original contract. Beralt subsequently entered into a five-year contract, expiring April 30, 2010, for the sale of tungsten concentrate on improved pricing terms. Payments to Almonty under the agreement have been disclosed in the Company's filings including the Company's financial statements and Management Discussion and Analysis of Financial Results.

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744

The 2005 agreement with Almonty was entered into at a time of significant financial hardship for the Company. That agreement, which was considered and approved by an independent committee of the Company's Board of Directors at that time, provided Beralt with much-needed financial support, financial relief under its capital lease obligations, and the opportunity to increase revenue under a renegotiated tungsten concentrate sale agreement.

As a result of a combination of improved pricing terms under the new sales contract, compared to the Company's previous short-term contract with the purchaser, and improved world-wide markets for tungsten concentrate since the spring of 2005, Almonty's share of Beralt's revenues under the new sales contract have totalled approximately 4.9 million Euros (approximately C$7.1 million) to March 31, 2007, and are currently approximately 165,000 Euros (C$240,000) per month.

Background to the Proposed Termination

In late 2006, the Company's Board of Directors approached Almonty to ascertain if Almonty would be willing to agree to terminate its rights to share in Beralt's revenue stream in exchange for a current lump sum payment. In December 2006, the Company formed a special committee of its board of directors, consisting entirely of directors who are independent of Almonty, with a mandate to review and, if possible, to negotiate the termination of the 2005 agreement with Almonty on terms that are fair to the Company and its minority shareholders. In January 2007, the Special Committee engaged independent legal and financial advisors to assist it in fulfilling its mandate.

After a careful analysis of the expected cost to the Company of leaving in place the 2005 agreement with Almonty, which runs to April 2010, and the expected cost to the Company of the termination of the 2005 agreement, in each case based on assumptions the Special Committee and its advisors regard as reasonable, the Special Committee has negotiated with Almonty the termination payment outlined above.

Because the termination agreement is conditional on regulatory and shareholder approval, Beralt will continue to make monthly payments under the 2005 agreement until closing, but the C$2,000,000 cash payment due from Beralt to Almonty at closing will be reduced by the amount of the payments made to Almonty on or after June 1, 2007.

The Special Committee has been advised by its independent financial advisor, Capital West Partners, that in its opinion, the termination agreement is fair, from a financial point of view, to the Company's shareholders other than Almonty. The termination agreement was reviewed by the Special Committee and by the Company's Board of Directors. At the meeting of the Board called to consider the termination agreement, the directors related to Almonty declared their interest and abstained from voting on the matter. Each of the Special Committee and the Board has unanimously concluded that the terms of the termination agreement are fair and reasonable to the Company and its minority shareholders, and that the execution of the termination agreement is in the best interests of the Company. A discussion of the Special Committee's process and analysis and the full text of Capital West's fairness opinion will be included in the information circular to be sent to shareholders in connection with the shareholders' meeting.

About Primary Metals Inc.

Through Beralt, the Company owns a 100 percent interest in the Panasqueira tungsten mine in Portugal, which is currently producing some 100,000 MTUs of tungsten trioxide in concentrates per annum *(One MTU = 1 Metric Tonne Unit or 10 kilograms)*. Tungsten is currently trading at around US$260 per MTU. The Panasqueira mine has a long history of production of high-quality wolframite concentrates and is the dominant producer of high-grade tungsten concentrates outside China. Further information is available at www.sedar.com and on the Company's website at www.primarymetals.ca.

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: jamie@ascentacapital.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, the company's expectations as to the completion of third party undertakings, the results of planned work programs, potential mineralization, resources, reserves, mine production levels and future tungsten prices. Such statements are based on certain assumptions, including continued demand for tungsten, availability of capital, equipment and personnel to carry out and complete the planned work programs and accuracy within a reasonable range of reported exploration and development results, and involve various risks and uncertainties, including global economic factors, future commodity prices, lack of availability of equipment or personnel, and results of exploration and development. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Other important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with regulatory authorities and on www.sedar.com

82-35031

PRIMARY
METALS
INC.

NEWS RELEASE

Primary Metals Reports Improvements at Panasqueira Tungsten Mine

June 13, 2007 **TSXV: PMI**

Primary Metals Inc. (the "Company") (TSXV: PMI) is pleased to report initial improvements at its Panasqueira tungsten mine as a result of the recent introduction of plans to increase profitability. Operations have been proceeding well and are starting to show results, with May figures showing an overall increase in tungsten concentrate production resulting from a modest increase in the mined ore grade and slightly improved mining rates.

Tungsten production for the month of May increased to 9,708 MTUs of WO_3 compared to an average rate of 9,051 MTUs per month for the four prior months, a 7% improvement *(1 MTU = 1 metric tonne unit or 10 kilograms)*. The mined ore grade during May was higher, averaging 0.18% WO_3 (tungsten trioxide), an improvement over the low of 0.16% WO_3 experienced in February and the average grade of 0.17% for the prior four months. Mining rate was also slightly higher at 66,775 tonnes for the month compared to an average rate of 65,371 tonnes for the prior months.

"These improvements are considered a first step in the direction of increasing profitability and, although small, are very encouraging," said Lewis Black, Chairman of the Company. "We believe that our mine plans are based on a solid foundation and will lead to a long and healthy life for Panasqueira. The expenditures that we have made on equipment and refurbishment of the mine are starting to show results and we are optimistic about continued improvements."

The mine has also made reductions in labour costs since the beginning of this year and the work force now stands at 281 compared to 315 personnel at the end of 2006 as a result of the reduced number of contract workers. This has been accomplished as a result of improved efficiencies of the mine equipment and a reduction in mine development activities following the completion of the new D9 underground ramp between mine Levels 2 and 3 to access new tungsten zones. The required ongoing mine development work will continue at a reduced rate and the dilution effects of the lower grade development ore are expected to be similarly reduced.

A full fleet of low profile underground mining equipment has recently been introduced in the mine for use on Level 3, the main mining level. This is expected to reduce stoping height wherever possible from a typical historical level of 2.2 metres to around 2.0 metres by year end,

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744

thereby reducing the amount of dilution caused by mining excess waste rock. The overall effect is expected to result in an improvement in mined ore grade and a reduction in operating costs.

Recently estimated Proven and Probable Reserves and Indicated Resources total 5,130,000 tonnes with a grade of 0.261% WO_3 and containing 1,340,000 MTUs of tungsten trioxide. In addition, there are a further 1.8 million tonnes of Inferred Resources with a grade of 0.224% WO_3, as well as additional exploration potential. These independent estimates are compliant with NI 43-101. *(See News Release dated March 29, 2007)* Tungsten prices are currently US$255 per MTU.

About Primary Metals

Primary Metals Inc. owns a 100 percent interest in the Panasqueira tungsten mine in Portugal and is currently producing wolframite concentrates containing some 100,000 MTUs of tungsten trioxide per annum with further improvements underway. The Panasqueira mine has a long history of production of high-quality wolframite concentrates and is the dominant producer of high-grade tungsten concentrates outside China. Further information is available at www.sedar.com and on the Company's website at www.primarymetals.ca

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: jamie@ascentacapital.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

James Robertson, P. Eng., is a Qualified Person for Primary and has reviewed and approved the information contained in this News Release.

82-35031

Form 51-102F3

Material Change Report

Item 1 **Name and Address of Company**

Primary Metals Inc. (the "Company")
Suite 306 – 850 West Hastings Street
Vancouver, BC V6C 1E1

Item 2 **Date of Material Change**

May 29, 2007

Item 3 **News Release**

Issued May 29, 2007 and distributed through the facilities of Stockwatch and CCN Matthews.

Item 4 **Summary of Material Change**

The Company together with its wholly-owned subsidiary, Beralt Tin & Wolfram (Portugal) S.A.R.L. ("Beralt"), has reached agreement with Almonty LLC ("Almonty") for the termination, effective June 1, 2007, of Almonty's rights under a May 2005 agreement pursuant to which Almonty is entitled to share in Beralt's revenues from the sale of tungsten concentrate produced by Beralt's Panasqueira tungsten mine in Portugal. Under the May 2005 agreement, Almonty has been receiving approximately CAD$240,000 per month from concentrate sales revenue.

Item 5 **Full Description of Material Change**

5.1 **Full Description of Material Change**

In exchange for the termination of Almonty's rights under the 2005 agreement, Beralt has agreed to pay Almonty total consideration of CAD$3,000,000, consisting of CAD$2,000,000 in cash and CAD$1,000,000 by the issuance to Almonty of 437,981 shares in the capital of the Company. The number of shares was determined by dividing CAD$1,000,000 by $2.2832, which is the volume-weighted average trading price of the Company's shares on the TSX Venture Exchange in the 10 trading days prior to today's announcement of the transaction.

The agreement is subject to approval by the Exchange, and by the holders of a majority of the Company's shares other than those held by Almonty and its affiliates and any other person acting jointly or in concert with them. The agreement is expected to be placed before the Company's shareholders for approval at the Company's annual general meeting of shareholders which is expected to be held by mid-September, 2007. Assuming the termination agreement is approved by the Company's shareholders and the Exchange by that date, closing is expected to occur within three business days of the meeting.

82-35031

TERMS OF PURCHASE OF ALMONTY'S RIGHTS UNDER THE AGREEMENT BETWEEN ALMONTY LLC ("ALMONTY"), BERALT TIN & WOLFRAM (PORTUGAL) SARL ("BERALT") AND PRIMARY METALS INC ("PMI") DATED MAY 16, 2005 (THE "ROYALTY AGREEMENT")

Transaction:	The purchase by Beralt from Almonty of all of Almonty's right, title and interest in and to the Royalty Agreement
Consideration:	CAD$ 3,000,000
Form of Consideration:	The amount above would be payable by Beralt to Almonty at closing as follows: 1. CAD$ 2,000,000 in immediately avalable funds, by certified cheque, solicitor's trust cheque, bank draft or wire transfer; plus 2. The balance in shares in the capital of PMI (the "Shares") to bring the total value of consideration to CAD$ 3,000,000. The number of Shares to be issued will be calculated as $CAD 1,000,000 divided by PMI's share price valued at the volume weighted average trading price of the Shares on the TSX Venture Exchange for the 10 trading days prior to announcement of the transaction. The Shares will be subject to a four-month hold period, but will otherwise be free of resale restrictions (except restrictions on sale by a control person), provided that Almonty delivers to PMI an opinion from U.S. counsel reasonably acceptable to PMI confirming that the certificate representing the Shares is not required to be endorsed with a U.S. legend.
Effective Date:	June 1, 2007
Regulatory and Other Approvals Required:	The transaction will be subject to the following approvals: 1. Approval by a majority of the votes cast on the resolution by shareholders of PMI, other than Almonty, at a shareholders' meeting; and 2. Approval by the TSX Venture Exchange. PMI will take all commercially reasonable steps to hold a shareholders' meeting to approve the transaction, and to obtain the approval of the TSX Venture Exchange, by mid-September 2007 (the choice of that timing will allow the required shareholders' meeting to be combined with PMI's 2007 annual general meeting).
Closing:	The closing of the transaction will occur at the offices of DuMoulin Black LLP at 10 a.m. on the third business day after receipt of all required shareholder and regulatory approvals. At the closing, Almonty will transfer to Beralt all of Almonty's right, title and interest in and to the Royalty Agreement, and Beralt will pay the consideration to Almonty (subject to deduction as noted below).

Payments During the Interim Period:	Monthly royalty payments under the Royalty Agreement will continue to be made by Beralt until closing, but an amount equal to the sum of all payments made by Beralt under the Royalty Agreement from and after June 1, 2007 will be deducted from the cash consideration payable by Beralt to Almonty at closing.
Further Assurances:	Each of Almonty, Beralt and PMI shall take such other steps and execute and deliver such other documents as are necessary to effect the transaction contemplated by this agreement.
Governing Law:	The laws of British Columbia, Canada

For good and valuable consideration, the foregoing is accepted and agreed as of this 29th day of May, 2007.

PRIMARY METALS INC.

"James Robertson"

By: ________________________
(Signature)

Name: James Robertson

Title: Director

Date: May 29, 2007

ALMONTY LLC

"Lewis Black"

By: ________________________
(Signature)

Name: Lewis Black

Title: Managing Director

Date: May 29, 2007

BERALT TIN & WOLFRAM (PORTUGAL) SARL

"Antonio Correa de Sa"

By: ________________________
(Signature)

Name: Antonio Correa de Sa

Title: Managing Director

Date: May 29, 2007

END